                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

                                FILE NO. 0-29604

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                                ENERGYSOUTH, INC.
                                (Name of Company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. The Claimant ENERGYSOUTH, INC., an Alabama corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is also organized under the laws of the State of Alabama:

            a. Mobile Gas Service Corporation ("Mobile Gas"), a natural gas distribution company;

            b. MGS Storage Services, Inc., which owns an 90.9% general partnership interest in Bay Gas Storage Company, Ltd.;

            c. Bay Gas Storage Company, Ltd. ("Bay Gas"), a limited partnership engaged in the business of underground natural gas storage;

            d. EnergySouth Services, Inc., which is engaged in the business of providing contract and consulting work for utilities and industrial customers and which owns a 51% interest in Southern Gas Transmission Company;

            e. Southern Gas Transmission Company ("SGT"), a general partnership which operates a gas pipeline; and

            f. MGS Marketing Services, Inc., which was incorporated to assist existing and potential customers of Mobile Gas in the purchase of natural gas.

The business address of the Claimant and each of its subsidiaries is:

                               2828 Dauphin Street
                              Mobile, Alabama 36606

2. Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Mobile Gas consist primarily of natural gas distribution systems, including mains, services, meters and regulating equipment, serving communities in southwest Alabama, including the City of Mobile and adjacent areas, all of which is located in Mobile County, Alabama. Mobile Gas owns office buildings and other miscellaneous equipment and property, all of which is located in Mobile County, Alabama.

         The properties of Bay Gas consist of an underground gas storage cavern located in McIntosh, Alabama and related compression, dehydration and pipeline facilities, all located primarily in Washington County, Alabama.

         The properties of SGT consist of a 50-mile natural gas pipeline from Claiborne, Alabama to near Flomaton, Alabama, all located primarily in Monroe County, Alabama.

         Neither Claimant nor any of its subsidiaries other than Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

3. The following is information for the last calendar year with respect to Claimant and its subsidiary public utility company, Mobile Gas:

         a.    Mcf of natural or manufactured gas distributed at retail:
               6,452,997 Mcf, all of which was distributed within the state of Alabama.

               Mcf of natural or manufactured gas transported on behalf of end users: 31,884,732 Mcf, all of which was transported within the state of Alabama.

         b. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

         c. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized or at the State line:
               None

         d. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:
               2,597,085 Mcf purchased from Louisiana.

4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBIT A. A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the calendar year ended December 31, 2001, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A and made a part hereof.

EXHIBIT B. A Financial Data Schedule is attached hereto as Exhibit B, including the financial and other data required to be set forth therein pursuant to the requirements of this Exhibit B to Form U-3A-2.

EXHIBIT C.  Not Applicable.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.

                                             ENERGYSOUTH, INC.
                                             (Name of Claimant)



                                             BY /s/ Charles P. Huffman
                                                --------------------------------
                                                Charles P. Huffman
                                                Its Chief Financial Officer


CORPORATE SEAL

ATTEST:


By  /s/ G. Edgar Downing
   -----------------------------
    G. Edgar Downing, Jr.
    Its Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Charles P. Huffman
Chief Financial Officer
2828 Dauphin Street
Mobile, Alabama 36606

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT DECEMBER 31, 2001
                                   (UNAUDITED)
                             (Dollars in thousands)

                                    EXHIBIT A

                                                                                      ENERGYSOUTH     SOUTHERN GAS
ACCOUNT DESCRIPTION                                  ENERGYSOUTH      MOBILE GAS       SERVICES       TRANSMISSION     MGS STORAGE
                                                    -------------   -------------    -------------    -------------   -------------
Assets
Current Assets:
  Cash and Cash Equivalents                         $       7,756   $      (8,915)   $         286    $          30   $          22
  Temporary Investments                                        --              --               --               --              --
  Receivables:                                                 --              --               --               --              --
    Gas                                                        --           7,327               --              139              --
    Unbilled Revenue                                           --           4,485               --               --              --
    Merchandise                                                --           2,897               --               --              --
    Other                                                  11,656           1,235               38               --             811
    Dividend                                                   --              --               --               --              --
    Less Allowance for Doubtful Accounts                       --          (1,381)              --               --              --
  Materials, Supplies, and Mdse (at average cost)              --           2,568               --               --              --
  Gas Stored Underground (at average cost)                     --           3,614               --               --              --
  Deferred Purchased Gas Adjustment                            --              --               --               --              --
  Deferred Gas Costs                                           --              --               --               --              --
  Deferred Income Taxes                                        --           3,203               --               --              --
  Prepayments                                                   5           1,547               (2)              --              --
                                                    -------------   -------------    -------------    -------------   -------------
    Total Current Assets                                   19,417          16,580              322              169             833
                                                    -------------   -------------    -------------    -------------   -------------
Property, Plant & Equipment:
  Property, Plant & Equipment                                  --         159,592               81            3,485              --
  Less Accumulated Depreciation and Amortization               --          54,974               25              850              --
                                                    -------------   -------------    -------------    -------------   -------------
    Property, Plant & Equipment - Net                          --         104,618               56            2,635              --

  Construction Work in Progress                                --           2,809               --               --              --
                                                    -------------   -------------    -------------    -------------   -------------

    Total Property, Plant & Equipment                          --         107,427               56            2,635              --
                                                    -------------   -------------    -------------    -------------   -------------

Other Assets:
  Investment in Mobile Gas Service Corporation             54,724              --               --               --              --
  Investment in MGS Energy Services, Inc.                   1,417              --               --               --              --
  Investment in MGS Storage Services, Inc.                 16,552              --               --               --          20,059
  Investment in MGS Marketing Services, Inc.                  158              --               --               --              --
  Investment in Partnerships                                   --              --            1,423               --              --
  Regulatory Assets                                            --             903               --               --              --
  Merchandise Receivables Due After One Year                   --           5,149               --               --              --
  Prepaids                                                     --              --               --               --              --
  Deferred Charges                                             --             513               --               --              --
                                                    -------------   -------------    -------------    -------------   -------------

    Total Other Assets                                     72,851           6,565            1,423               --          20,059
                                                    -------------   -------------    -------------    -------------   -------------

        Total Assets                                $      92,268   $     130,572    $       1,801    $       2,804   $      20,892
                                                    =============   =============    =============    =============   =============

                                                      BAY GAS                                                         CONSOLIDATED
                                                      STORAGE       MGS MARKETING       TOTAL         ELIMINATION         TOTAL
                                                    -------------   -------------   -------------    -------------    -------------
Assets
Current Assets:
  Cash and Cash Equivalents                         $       2,377   $         189   $       1,745    $         617    $       2,362
  Temporary Investments                                    13,844              --          13,844               --           13,844
  Receivables:                                                 --              --                               --
    Gas                                                        --              --           7,466               --            7,466
    Unbilled Revenue                                           --              --           4,485               --            4,485
    Merchandise                                                --              --           2,897               --            2,897
    Other                                                     797             735          15,272          (12,995)           2,277
    Dividend                                                   --              --              --               --               --
    Less Allowance for Doubtful Accounts                       --              --          (1,381)              --           (1,381)
  Materials, Supplies, and Mdse (at average cost)              --              --           2,568               --            2,568
  Gas Stored Underground (at average cost)                     --              --           3,614               --            3,614
  Deferred Purchased Gas Adjustment                            --              --              --               --               --
  Deferred Gas Costs                                           --              --              --               --               --
  Deferred Income Taxes                                        --              --           3,203               --            3,203
  Prepayments                                                 141              --           1,691               --            1,691
                                                    -------------   -------------   -------------    -------------    -------------
    Total Current Assets                                   17,159             924          55,404          (12,378)          43,026
                                                    -------------   -------------   -------------    -------------    -------------
Property, Plant & Equipment:
  Property, Plant & Equipment                              58,092              --         221,250               --          221,250
  Less Accumulated Depreciation and Amortization            6,805              --          62,654               --           62,654
                                                    -------------   -------------    -------------    -------------   -------------
    Property, Plant & Equipment - Net                      51,287              --         158,596               --          158,596

  Construction Work in Progress                            12,007              --          14,816               --           14,816
                                                    -------------   -------------   -------------    -------------    -------------

    Total Property, Plant & Equipment                      63,294              --         173,412               --          173,412
                                                    -------------   -------------   -------------    -------------    -------------

Other Assets:
  Investment in Mobile Gas Service Corporation                 --              --          54,724          (54,724)              --
  Investment in MGS Energy Services, Inc.                      --              --           1,417           (1,417)              --
  Investment in MGS Storage Services, Inc.                     --              --          36,611          (36,611)              --
  Investment in MGS Marketing Services, Inc.                   --              --             158             (158)              --
  Investment in Partnerships                                   --              --           1,423           (1,423)              --
  Regulatory Assets                                            --              --             903               --              903
  Merchandise Receivables Due After One Year                   --              --           5,149               --            5,149
  Prepaids                                                  1,110              --           1,110               --            1,110
  Deferred Charges                                            128              --             641               --              641
                                                    -------------   -------------   -------------    -------------    -------------

    Total Other Assets                                      1,238              --         102,136          (94,333)           7,803
                                                    -------------   -------------   -------------    -------------    -------------

        Total Assets                                $      81,691   $         924   $     330,952    $    (106,711)   $     224,241
                                                    =============   =============   =============    =============    =============

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT DECEMBER 31, 2001
                                   (UNAUDITED)
                             (Dollars in thousands)

                                    EXHIBIT A


                                                                                    ENERGYSOUTH     SOUTHERN GAS
ACCOUNT DESCRIPTION                                ENERGYSOUTH       MOBILE GAS      SERVICES       TRANSMISSION     MGS STORAGE
                                                  --------------   --------------  --------------  --------------  --------------
Capitalization and Liabilities

Current Liabilities:
  Current Maturities of Long-Term Debt            $           --   $        1,859  $           --  $           --  $           --
  Notes Payable                                           16,560               --              --              --              --
  Accounts Payable                                           870           16,240              16               2              --
  Dividends Declared                                       1,287               --              --              --              --
  Customer Deposits                                           --            1,489              --              --              --
  Taxes Accrued                                               85            5,510              76              12             111
  Interest Accrued                                             2              299              --              --              --
  Deferred Purchased Gas Adjustment                           --            4,011              --              --              --
  Other Liabilities                                          142              849              --              --              --
                                                  --------------   --------------  --------------  --------------  --------------

      Total Current Liabilities                           18,946           30,257              92              14             111
                                                  --------------   --------------  --------------  --------------  --------------

Other Liabilities:
  Other Liabilities                                          810              963              --              --              --
  Unearned Revenue                                            --               --              --              --              --
  Accrued Pension Cost                                        --               89              --              --              --
  Accrued Postretirement Benefit Cost                         --              688              --              --              --
  Deferred Income Taxes                                     (310)           9,625             292              --           4,229
  Deferred Investment Tax Credits                             --              335              --              --              --
                                                  --------------   --------------  --------------  --------------  --------------

      Total Other Liabilities                                500           11,700             292              --           4,229
                                                  --------------   --------------  --------------  --------------  --------------

      Total Liabilities                                   19,446           41,957             384              14           4,340
                                                  --------------   --------------  --------------  --------------  --------------

Capitalization:
  Stockholders' Equity                                        50               --               1              --              --
  Capital in Excess of Par Value                          19,618           17,964              --              --              --
  Partner's Capital                                           --               --              --             785          10,490
  Retained Earnings                                       53,154           36,759           1,416           2,005           6,062
                                                  --------------   --------------  --------------  --------------  --------------
    Total Stockholders' Equity                            72,822           54,723           1,417           2,790          16,552
Minority Interest                                             --               --              --              --              --
Long-Term Debt (Less Current Maturities)                      --           33,892              --              --              --
                                                  --------------   --------------  --------------  --------------  --------------

      Total Capitalization                                72,822           88,615           1,417           2,790          16,552
                                                  --------------   --------------  --------------  --------------  --------------

        Total Capitalization and Liabilities      $       92,268   $      130,572  $        1,801  $        2,804  $       20,892
                                                  ==============   ==============  ==============  ==============  ==============

                                                     BAY GAS                                                        CONSOLIDATED
                                                     STORAGE        MGS MARKETING      TOTAL         ELIMINATION       TOTAL
                                                  --------------   --------------  --------------  --------------  --------------
Capitalization and Liabilities
Current Liabilities:
  Current Maturities of Long-Term Debt            $           --  $           --  $        1,859  $           --   $        1,859
  Notes Payable                                               --              --          16,560            (808)          15,752
  Accounts Payable                                           200             735          18,063         (11,572)           6,491
  Dividends Declared                                          --              --           1,287              --            1,287
  Customer Deposits                                           --              --           1,489              --            1,489
  Taxes Accrued                                              112              31           5,937              --            5,937
  Interest Accrued                                           387              --             688              --              688
  Deferred Purchased Gas Adjustment                           --              --           4,011              --            4,011
  Other Liabilities                                        1,010              --           2,001              --            2,001
                                                  --------------  --------------  --------------  --------------   --------------

      Total Current Liabilities                            1,709             766          51,895         (12,380)          39,515
                                                  --------------  --------------  --------------  --------------   --------------

Other Liabilities:
  Other Liabilities                                           --              --           1,773              --            1,773
  Unearned Revenue                                         2,908              --           2,908              --            2,908
  Accrued Pension Cost                                        --              --              89              --               89
  Accrued Postretirement Benefit Cost                         --              --             688              --              688
  Deferred Income Taxes                                       --              --          13,836              --           13,836
  Deferred Investment Tax Credits                             --              --             335              --              335
                                                  --------------  --------------  --------------  --------------   --------------

      Total Other Liabilities                              2,908              --          19,629              --           19,629
                                                  --------------  --------------  --------------  --------------   --------------

      Total Liabilities                                    4,617             766          71,524         (12,380)          59,144
                                                  --------------  --------------  --------------  --------------   --------------

Capitalization:
  Stockholders' Equity                                        --              --              51              (1)              50
  Capital in Excess of Par Value                              --              --          37,582         (17,964)          19,618
  Partner's Capital                                       11,995              --          23,270         (23,270)              --
  Retained Earnings                                       10,079             158         109,633         (56,479)          53,154
                                                  --------------  --------------  --------------  --------------   --------------
    Total Stockholders' Equity                            22,074             158         170,536         (97,714)          72,822
Minority Interest                                             --              --              --           3,383            3,383
Long-Term Debt (Less Current Maturities)                  55,000              --          88,892              --           88,892
                                                  --------------  --------------  --------------  --------------   --------------

      Total Capitalization                                77,074             158         259,428         (94,331)         165,097
                                                  --------------  --------------  --------------  --------------   --------------

        Total Capitalization and Liabilities      $       81,691  $          924  $      330,952  $     (106,711)  $      224,241
                                                  ==============  ==============  ==============  ==============   ==============

                                ENERGYSOUTH, INC.
                          CONSOLIDATING INCOME STATEMENT
                        AND STATEMENT OF RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                   (UNAUDITED)
                              (Dollars in thousands)

                                    EXHIBIT A

                                                                                                  SOUTHERN GAS
ACCOUNT DESCRIPTION                            ENERGYSOUTH       MOBILE GAS       MGS ENERGY      TRANSMISSION      MGS STORAGE
                                              --------------   --------------   --------------   --------------   --------------
Operating Revenues
 Gas Revenues                                 $           --   $       88,268   $           --   $          730   $           --
 Merchandise Sales                                        --            2,967               --               --               --
 Other                                                   845            1,198              339               --               --
                                              --------------   --------------   --------------   --------------   --------------
    Total Operating Revenues                             845           92,433              339              730               --
                                              --------------   --------------   --------------   --------------   --------------

Operating Expenses
 Cost of Gas                                              --           44,537               --               --               --
 Cost of Merchandise                                      --            2,258               --               --               --
 Operations                                              867           17,380              368               38               --
 Maintenance                                              --            1,766               --               22               --
 Depreciation                                             --            6,179               28               86               --
 Taxes, Other Than Income Taxes                           --            6,669               11               26               --
                                              --------------   --------------   --------------   --------------   --------------
    Total Operating Expenses                             867           78,789              407              172               --
                                              --------------   --------------   --------------   --------------   --------------

Operating Income                                         (22)          13,645              (68)             558               --
                                              --------------   --------------   --------------   --------------   --------------

Other Income and (Expense)
 Interest Expense                                       (608)          (3,741)              --               --               --
 Allowance for Borrowed Funds Used
  During Construction                                     --              250               --               --               --
 Interest Income                                         630               90               --                1               22
 Income From Subsidiaries/Partnerships                 8,573               --              558               --            3,613
   Less Minority Interest                                 --               --             (274)              --             (329)
                                              --------------   --------------   --------------   --------------   --------------
    Total Other Income (Expense)                       8,595           (3,401)             284                1            3,306
                                              --------------   --------------   --------------   --------------   --------------

Income Before Income Taxes                             8,573           10,244              216              559            3,306
                                              --------------   --------------   --------------   --------------   --------------

 Income Taxes                                             --            3,935               87               --            1,214
                                              --------------   --------------   --------------   --------------   --------------

Net Income                                             8,573   $        6,309   $          129   $          559   $        2,092

Retained Earnings at December 31, 2000                49,665           33,800            1,287            2,132            3,970
Merger/Acquisition of Subsidiaries                        --               --               --               --               --
Dividends Paid/Capital Distributions                  (5,084)          (3,350)              --             (686)              --
                                              --------------   --------------   --------------   --------------   --------------

Retained Earnings at December 31, 2001        $       53,154   $       36,759   $        1,416   $        2,005   $        6,062
                                              ==============   ==============   ==============   ==============   ==============

                                                 BAY GAS                                                           CONSOLIDATED
                                                 STORAGE        MGS MARKETING       TOTAL          ELIMINATION        TOTAL
                                              --------------   --------------   --------------   --------------   --------------
Operating Revenues
 Gas Revenues                                 $        8,614   $           --   $       97,612   $       (4,199)  $       93,413
 Merchandise Sales                                        --               --            2,967               --            2,967
 Other                                                    --               58            2,440           (1,050)           1,390
                                              --------------   --------------   --------------   --------------   --------------
    Total Operating Revenues                           8,614               58          103,019           (5,249)          97,770
                                              --------------   --------------   --------------   --------------   --------------

Operating Expenses
 Cost of Gas                                              --               --           44,537           (4,199)          40,338
 Cost of Merchandise                                      --               --            2,258               --            2,258
 Operations                                            1,669               --           20,322           (1,050)          19,272
 Maintenance                                             127               --            1,915               --            1,915
 Depreciation                                          1,301               --            7,594               --            7,594
 Taxes, Other Than Income Taxes                          359                4            7,069               --            7,069
                                              --------------   --------------   --------------   --------------   --------------
    Total Operating Expenses                           3,456                4           83,695           (5,249)          78,446
                                              --------------   --------------   --------------   --------------   --------------

Operating Income                                       5,158               54           19,325               --           19,325
                                              --------------   --------------   --------------   --------------   --------------

Other Income and (Expense)
 Interest Expense                                     (4,635)              (4)          (8,988)             637           (8,351)
 Allowance for Borrowed Funds Used                                                          --
  During Construction                                  1,976               --            2,226               --            2,226
 Interest Income                                       1,114               19            1,876             (637)           1,239
 Income From Subsidiaries/Partnerships                    --               --           12,744          (12,745)              (1)
   Less Minority Interest                                 --               --             (603)              --             (603)
                                              --------------   --------------   --------------   --------------   --------------
    Total Other Income (Expense)                      (1,545)              15            7,255          (12,745)          (5,490)
                                              --------------   --------------   --------------   --------------   --------------

Income Before Income Taxes                             3,613               69           26,580          (12,745)          13,835
                                              --------------   --------------   --------------   --------------   --------------

 Income Taxes                                             --               25            5,261               --            5,261
                                              --------------   --------------   --------------   --------------   --------------

Net Income                                    $        3,613   $           44   $       21,319   $      (12,745)  $        8,574

Retained Earnings at December 31, 2000                 6,466              114           97,434          (47,770)          49,664
Merger/Acquisition of Subsidiaries                        --               --               --               --               --
Dividends Paid/Capital Distributions                      --               --           (9,120)           4,036           (5,084)
                                              --------------   --------------   --------------   --------------   --------------

Retained Earnings at December 31, 2001        $       10,079   $          158   $      109,633   $      (56,479)  $       53,154
                                              ==============   ==============   ==============   ==============   ==============
